EXHIBIT 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK/UNIT DIVIDENDS

(Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) from continuing operations	$739,284	$229,529	$(106,397)	$(274,944)	$(1,605,355)
Add (Deduct):
Fixed charges	382,210	458,285	572,108	529,798	518,399
Capitalized interest	(61,457)	(67,955)	(53,397)	(52,651)	(53,661)
Earnings from unconsolidated entities, net	(134,288)	(97,220)	(31,676)	(59,935)	(23,678)
Distributed income from equity entities	117,937	68,618	34,945	72,976	27,404
Income tax expense (benefit)	(25,656)	106,733	3,580	1,776	(30,499)

Earnings (loss), as adjusted	$1,018,030	$697,990	$419,163	$217,020	$(1,167,390)

Combined fixed charges and preferred share dividends:
Interest expense	$308,885	$379,327	$505,215	$466,571	$461,166
Capitalized interest	61,457	67,955	53,397	52,651	53,661
Portion of rents representative of the interest factor	11,868	11,003	13,496	10,576	3,572

Total fixed charges	382,210	458,285	572,108	529,798	518,399
Preferred stock dividends	7,431	18,391	41,226	34,696	25,424

Combined fixed charges and preferred stock/unit dividends	$389,641	$476,676	$613,334	$564,494	$543,823

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred stock/unit dividends	2.6	1.5	(a)	(a)	(a)

(a)	The loss from continuing operations for 2012, 2011 and 2010 includes impairment charges of $269.0 million, $147.7 million and $1.1 billion, respectively. Our combined fixed charges and preferred share dividends exceed our earnings (loss), as adjusted, by $194.2 million, $347.5 million and $1.7 billion for the years ended December 31, 2012, 2011 and 2010, respectively.